China Nutrifruit Group Limited No. 2 Wenhua Street Dongfeng New Village Daqing, Heilongjiang 163311 People’s Republic of China

February 9, 2009

By EDGAR Transmission and by Hand Delivery

Mr. Norman Gholson
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:

China Nutrifruit Group Limited
Registration Statement on Form S-1, Amendment No. 1
Filed January 9, 2009
File No. 333-154222

On behalf of China Nutrifruit Group Limited ("China Nutrifruit" or the "Company"), we hereby submit the Company’s responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff’s letter, dated January 26, 2009 (the "Comment Letter"), providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the "Registration Statement").

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to "we", "us" and "our" refer to the Company on a consolidated basis.

General

1.

You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate.

China Nutrifruit Response: Per the Staff’s request, we have addressed each portion of every numbered comment that appears in the Comment Letter, and, where disclosure has changed, we have indicated where in the marked version of the Amendment No. 2 to the Registration Statement the Staff (the "Amendment") will find our responsive changes. In addition, we have made corresponding changes where applicable throughout the Amendment.

2.

Please provide an updated consent with your next amendment.

China Nutrifruit Response: Per the Staff’s comment, we have provided an updated consent with the Amendment.

Summary Consolidated Financial Information, page 6

3.

Please refer to the requirements of Item 301 of Regulation S-K and provide the selected financial data for all periods required. Clearly identify the entity and its status as a predecessor or successor in your presentation.

China Nutrifruit Response: The Company respectfully notes that Item 301(c) of the Regulation S-K provides that "[a] registrant that qualifies as a smaller reporting company, as defined by §229.10(f)(1), is not required to provide the information required by this Item." As the Company had a public float less than $75 million as of September 30, 2008, its most recently completed second fiscal quarter, it qualifies as a smaller reporting company and is not required to provide selected financial data under Item 3.01 of the Regulation S-K.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-22

4.

Please refer to the pro forma "periods to be presented" requirements found in Rule 11-02-(c) of Regulation S-X and modify your pro forma presentation accordingly.

China Nutrifruit Response: Per the Staff’s comment, we have provided the pro forma for the year ended March 31, 2008 and for the six-month period ended September 30, 2008 as required under Rule 11-02-(c) of Regulation S-X. Please refer to pages F-22 to F-25 in the Amendment.

5.

Please refer to the pro forma form and content requirements as well as the related instructions located in Rule 11-02-(b) of Regulation S-X, and modify your pro forma presentation accordingly.

China Nutrifruit Response: Per the Staff’s comment, we have updated the form and content of the pro forma pursuant to Rule 11-02-(b) of Regulation S-X. Please refer to pages F-22 to F-25 in the Amendment.

Exhibit 5 - Legality Opinion

6.

We note your response to our prior comment 28. Please provide a legality opinion in your next amendment.

China Nutrifruit Response: We have filed a legal opinion from Holland & Hart LLP in the Amendment.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (01186-459) 4609488 or Jing Zhang, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8323.

Sincerely, China Nutrifruit Group Limited By:/s/ Jinglin Shi Jinglin Shi Chief Executive Officer